UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                       American Real Estate Partners, L.P.
                                (Name of Issuer)

             Depositary Units Representing Limited Partner Interests
                         (Title of Class of Securities)

                                    029169109

                                 (CUSIP Number)

                                  April 4, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 15 Pages

CUSIP No. 029169109                   13G                   Page 2 of 15 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Portside Growth and Opportunity Fund
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    $100,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately
                    754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    $100,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately
                    754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    $100,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately
                    754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.80%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 029169109                   13G                   Page 3 of 15 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Ramius Capital Group, L.L.C.            13-3937658
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    $100,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately
                    754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    $100,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately
                    754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    $100,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately
                    754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.80%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IA,OO
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 029169109                   13G                   Page 4 of 15 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS

            C4S & Co., L.L.C.            13-3946794
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    $100,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately
                    754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    $100,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately
                    754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    $100,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately
                    754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.80%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 029169109                   13G                   Page 5 of 15 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Peter A. Cohen
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $100,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately
                    754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $100,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately
                    754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    $100,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.80%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 029169109                   13G                   Page 6 of 15 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Morgan B. Stark
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $100,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately
                    754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $100,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately
                    754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    $100,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.80%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 029169109                   13G                   Page 7 of 15 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Thomas W. Strauss
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $100,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately
                    754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $100,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately
                    754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    $100,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.80%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 029169109                   13G                   Page 8 of 15 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Jeffrey M. Solomon
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $100,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately
                    754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $100,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately
                    754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    $100,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.80%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 029169109                   13G                   Page 9 of 15 Pages


Item 1.

(a)  Name of Issuer

            American Real Estate Partners, L.P. (the "Company").

(b)  Address of Issuer's Principal Executive Offices

            767 Fifth Avenue, Suite 4700
            New York, New York 10153

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

            RAMIUS CAPITAL GROUP, L.L.C.
            666 Third Avenue, 26th Floor
            New York, New York 10017
            Citizenship: Delaware

            PORTSIDE GROWTH AND OPPORTUNITY FUND
            c/o Ramius Capital Group, L.L.C.
            666 Third Avenue, 26th Floor
            New York, New York 10017
            Citizenship: Cayman Islands

            C4S & CO., L.L.C.
            c/o Ramius Capital Group, L.L.C.
            666 Third Avenue, 26th Floor
            New York, New York 10017
            Citizenship: Delaware

            PETER A. COHEN
            c/o Ramius Capital Group, L.L.C.
            666 Third Avenue, 26th Floor
            New York, New York 10017
            Citizenship: United States

            MORGAN B. STARK
            c/o Ramius Capital Group, L.L.C.
            666 Third Avenue, 26th Floor
            New York, New York 10017
            Citizenship: United States

            THOMAS W. STRAUSS
            c/o Ramius Capital Group, L.L.C.
            666 Third Avenue, 26th Floor
            New York, New York 10017
            Citizenship: United States

            JEFFREY M. SOLOMON
            c/o Ramius Capital Group, L.L.C.
            666 Third Avenue, 26th Floor
            New York, New York 10017


Item 2(d)   Title of Class of Securities

CUSIP No. 029169109                   13G                   Page 10 of 15 Pages


            Depositary Units Representing Limited Partner Interests ("Units")

Item 2(e)   CUSIP Number

            029169109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)  Amount beneficially owned:

        From April 4, 2007 to April 13, 2007, Portside Growth and Opportunity Fund had an option to purchase up to $200,000,000 aggregate principal amount of Variable Rate Senior Convertible Notes due 2013 ("Notes"), which would have been convertible into approximately 1,508,352 Units. On April 12, 2007, Portside Growth and Opportunity Fund exercised a portion of this option to purchase $150,000,000 principal amount of Notes, convertible into approximately 1,131,264 Units, leaving Portside Growth and Opportunity Fund with an option to purchase $50,000,000 aggregate principal amount of Notes expiring on April 25, 2007.

        Therefore, as of the date of this filing, each Reporting Person may be deemed the beneficial owner of $100,000,000 principal amount of Notes,

CUSIP No. 029169109                   13G                   Page 11 of 15 Pages


convertible into approximately 754,176 Units and an option to purchase up to $50,000,000 aggregate principal amount of Notes, convertible into approximately 377,088 Units.

        On April 4, 2007, Highbridge International LLC purchased the same principal amount of Notes and received the same options as are held by the Reporting Persons. The Reporting Persons do not affirm that a group has been formed, but this disclosure is being made to ensure compliance with the Securities Exchange Act of 1934 (the "Act"). Based on information and belief, Highbridge International LLC and its affiliates (the "Highbridge Entities") are filing a Schedule 13G reporting ownership of $100,000,000 principal amount of Notes, convertible into approximately 754,176 Units and the option to purchase up to $50,000,000 principal amount of Notes, convertible into 377,088 Units. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than the various entities and accounts under the Reporting Persons' management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by the Highbridge Entities (including but not limited to accounts or entities under its control) or any other person or entity other than the various entities and accounts under the Reporting Persons' management and control.

        Ramius Capital Group, L.L.C., a Delaware limited liability company ("Ramius") is the investment advisor of Portside Growth and Opportunity Fund and has the power to direct some of the affairs of Portside Growth and Opportunity Fund, including decisions respecting the disposition of the proceeds from the sale of shares of the Units. C4S & Co., L.L.C., a Delaware limited liability company, is the managing member of Ramius and in that capacity directs its operations. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the managing members of C4S & Co., L.L.C. and in that capacity direct its operations.

        The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Units owned by another Reporting Person. In addition, each Reporting Person disclaims beneficial ownership of Units not owned by such Reporting Person.


        (b)  Percent of class:

        The Company's Annual Report on Form 10-K that was filed on March 6, 2007 and amended on March 16, 2007, indicates that there were 61,856,830 Units outstanding as of March 1, 2007. Therefore, based on the Company's outstanding Units and the Units issuable upon the conversion of the Notes issued by the Company, as of the date of this filing, each Reporting Person may be deemed to beneficially own 1.80% of the outstanding Units of the Company. During the period from April 4, 2007 to April 13, 2007, each Reporting Person may have been deemed to beneficially own 3.53% of the outstanding Units of the Company. The foregoing does not include the similar percentage of Units that the Highbridge Entities may be deemed to beneficially own. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Units owned by another Reporting Person or by any of the Highbridge Entities.

CUSIP No. 029169109                   13G                   Page 12 of 15 Pages


        (c)  Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote

                   See Item 4(a)

             (ii)  Shared power to vote or to direct the vote

                   See Item 4(a)

             (iii) Sole power to dispose or to direct the disposition of

                   See Item 4(a)

             (iv)  Shared power to dispose or to direct
                   the disposition of

                   See Item 4(a)


Item 5.  Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

        Not applicable.

Item 8.   Identification and Classification of Members of the Group

        See Item 4 and Exhibit I.


Item 9.   Notice of Dissolution of Group

        Not applicable.

Item 10.  Certification

        By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

CUSIP No. 029169109                   13G                   Page 13 of 15 Pages


Exhibit I: Joint Filing Agreement, dated as of April 16, 2007, by and among Portside Growth and Opportunity Fund, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon.

CUSIP No. 029169109                   13G                   Page 14 of 15 Pages


SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: April 16, 2007


PORTSIDE GROWTH AND OPPORTUNITY FUND      RAMIUS CAPITAL GROUP, L.L.C.

By: Ramius Capital Group, L.L.C.,         By: C4S & Co., L.L.C.,
    its Investment Advisor                    as Managing Member

By: C4S & Co., L.L.C.,
    its Managing Member

C4S & CO., L.L.C.



                          By: /s/ Jeffrey M. Solomon
                              -------------------------
                           Name: Jeffrey M. Solomon
                          Title: Authorized Signatory

JEFFREY M. SOLOMON


/s/ Jeffrey M. Solomon
------------------------------
By: Jeffrey M. Solomon
Individually and as Attorney-in-Fact
for each of Peter A. Cohen, Morgan B.
Stark and Thomas W. Strauss



The Power of Attorney executed by Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss, authorizing Jeffrey M. Solomon to sign and file this Schedule 13G on each person's behalf, which was filed with the Schedule 13G/A filed with the Securities and Exchange Commission on February 15, 2006 by such Reporting Persons with respect to the common stock of ANADIGICS, Inc., is hereby incorporated by reference.

CUSIP No. 029169109                   13G                   Page 15 of 15 Pages


EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Depositary Units Representing Limited Partner Interests of American Real Estate Partners, L.P., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of April 16, 2007


PORTSIDE GROWTH AND OPPORTUNITY FUND      RAMIUS CAPITAL GROUP, L.L.C.

By: Ramius Capital Group, L.L.C.,         By: C4S & Co., L.L.C.,
    its Investment Advisor                    as Managing Member

By: C4S & Co., L.L.C.,
    its Managing Member

C4S & CO., L.L.C.



                          By: /s/ Jeffrey M. Solomon
                              -------------------------
                           Name: Jeffrey M. Solomon
                          Title: Authorized Signatory

JEFFREY M. SOLOMON


/s/ Jeffrey M. Solomon
------------------------------
By: Jeffrey M. Solomon
Individually and as Attorney-in-Fact
for each of Peter A. Cohen, Morgan B.
Stark and Thomas W. Strauss